

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2011

Via E-mail
Zeev Joseph Kiper, President
Super Light, Inc.
23 A HaMe'eri Street
Givatayim, 53332 Israel

> **Re:** **Super Light, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 5, 2011**
> **File No. 333-174435**

Dear Mr. Kiper:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

1. We note your response to comment 1 and your revised Calculation of Registration Fee table that indicates the fee was calculated pursuant to Rule 457(a) and (o). As previously requested, please revise your disclosure to delete your reference to 457(o) since the company must register the number of securities offered in the selling shareholder offering.

Prospectus Cover Page

2. It is unclear how you calculated the net proceeds on your cover page. Please advise us of why this number differs from the aggregate proceeds from the offering. In this regard we note your statement on page II-1 that you will bear the expenses of this offering.

Risk Factors, page 6
Since we have yet to generate revenues from our intended business, our lack of business
diversification . . . , page 11

3. We reissue comment 15 of our letter dated June 17, 2011. It is unclear why you appear to
    be implying that a loss of investment could occur "if revenues from [y]our primary
    products decrease" when you have no revenues from product sales.

An unsuccessful material strategic transaction or relationship could result …, page 11

4. Please revise to clarify the risk being addressed and the anticipated third party strategic
    transactions and relationships.

Dilution, page 14

5. We note your response to comment 17 of our letter dated June 17, 2011. Since you will
    not issue new shares and will not receive the proceeds of this offering, there will be no
    immediate dilution absorbed by the purchasers of your securities from the selling
    stockholders. Refer to Item 506 of Regulation S-K. Please revise your disclosure
    accordingly.

Management's Discussion and Analysis, page 17
Overview, page 17

6. Please provide the source of the statistics you cite for the orthodox Jewish community's
    birth rate and the basis for your statement that it is "among the poorest segments of the
    Israeli population."

7. We note your statement that "we believe that we will need to raise an additional $45,000
    in order to allow us to begin our market development and sales activities and to remain in
    business for twelve months." We also note the Expenditures section on page 20 reflects
    your budgeted expenditures over the next 12 months of $90,000. Please revise to clarify
    the amount of additional funds needed for your noted budgeted expenditures.

Plan of Operation, page 17

8. We partially reissue comment 21 of our letter dated June 17, 2011. Please provide the
    intended time frame for hiring a global inspection, verification, testing and certification
    company.

Purchasing Strategy, page 17

9. We partially reissue comment 23 of our letter dated June 17, 2011. Please clarify the
    reference to "per 40' container" at its first use.

Expenditures, page 20

10. We note your response to comment 36 of our letter dated June 17, 2011. Please revise to clarify your list of budgeted expenditures in accordance with your supplemental response. You may clarify in a footnote to your tabular disclosure on page 20 or in such other manner, as appropriate.

Our Private Label Product, page 23

11. We note your added disclosure in response to comment 31 of our letter dated June 17, 2011. Please revise to clarify why you intend to initially focus your Eastern European selling to the Baltic countries.

Product Pricing, page 26

12. We note your disclosure in the first footnote on page 27 that the listed sales prices do not include certain costs. Please revise to clarify how such costs will be "incurred by or passed along separately to the customer."

Our Competition, page 28

13. We partially reissue comment 33 of our letter dated June 17, 2011. Please expand on your disclosure regarding the company's current and anticipated competitive position and revise to specifically address how you intend to compete with companies that have similar pricing, such as Litufim.

Patent, Trademark… page 30

14. We partially reissue comment 37 of our letter dated June 17, 2011. Please revise to clarify the rights associated with your "common law right" to your tradename under applicable law.

Existing or Probable Government Regulations, page 30

15. We partially reissue comment 38 of our letter dated June 17, 2011. Please revise to address any other governmental regulations on the company's business. In this regard, we note the last sentence of page 30, where you refer to Israeli laws relating to imports and customs laws. It is unclear whether this refers only to those requirements already described in this section. Furthermore, we note your statement in the first paragraph of this section that you will be subject to the law of such countries where your suppliers will manufacture the product. Please revise to address such law.

Exhibits

16. We note your disclosure that Ms. Hana loaned the company certain funds. Please file any
agreement relating to such loan as an exhibit to your registration statement. To the extent
no written agreement was entered into, please note that if the company is party to an oral
contract that would be required to be filed as an exhibit pursuant to Item 601(b)(10) if it
were written, you must provide a written description of the contract as an exhibit to the
registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you
have questions regarding comments on the financial statements and related matters. Please
contact Shehzad Niazi at (202) 551-3121 or David Link, at (202) 551-3356 with any other
questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director